INVESTMENT AGREEMENT

This Investment Agreement dated as of the 30th day of November, 2006,

BETWEEN:

3M COMPANY, a company incorporated under the laws of the state of Delaware having an office at 3M Center, St. Paul, Minnesota, 55144

(the “Purchaser”)

AND:

RESPONSE BIOMEDICAL CORP., a company incorporated under the laws of British Columbia having an office at 100 – 8900 Glenlyon Parkway, Burnaby, British Columbia, V5J 5J8

(the “Corporation”)

WITNESSES THAT WHEREAS:

A.

The Purchaser has agreed to purchase from the Corporation, and the Corporation has agreed to sell to the Purchaser, a total of 14,797,419 Shares at a price of Cdn.$0.62 per Share on the terms and conditions described below.

B.	The parties wish to enter into this Investment Agreement to set out their respective rights and obligations in respect of the purchase and sale of the Shares described above.

NOW THEREFORE, in consideration of the mutual covenants and agreements described herein and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by both parties, the parties agree as follows:

1.           Subscription.

The Purchaser hereby agrees to purchase from the Corporation, and the Corporation hereby agrees to sell to the Purchaser, 14,797,419 Shares at a price of Cdn.$0.62 per Share, all on the terms and conditions described herein.

2.           Definitions.

In this Investment Agreement, unless the context otherwise requires:

(a)	“1933 Act” means the Securities Act of 1933, as amended, of the United States;

(b)	“Accredited Investor” means an institutional “accredited investor” satisfying one or more of the criteria set forth in Rule 501(a) of Regulation D;

(c)	“Acknowledgement and Consent Form” means the form to be completed by the Purchaser attached hereto as Schedule A;

(d)	“affiliate” and “associate” have the respective meanings ascribed to them in the Securities Act (British Columbia);

(e)	“Closing” means the completion of the purchase and sale of the Shares as contemplated hereby;

(f)	“Closing Date” means December 11, 2006 or such other date as the Corporation and the Purchaser may agree;

(g)	“Closing Time” means 8:00 a.m. (Vancouver time) on the Closing Date or such other time as the Corporation and the Purchaser may agree;

(h)	“Corporate Placee Registration Form” means the form to be completed by the Purchaser attached hereto as Schedule B;

(i)	“Corporation” means Response Biomedical Corp.;

(j)	“Exchange” means the TSX Venture Exchange;

(k)

“Financial Statements” means the audited annual financial statements of the Corporation as at and for the year ended December 31, 2005 and the unaudited financial statements of the Corporation as at and for the nine month period ended September 30, 2006;

(l)	“Foreign Issuer” means “foreign issuer” as defined in Regulation S;

(m)

“Public Record” means the prospectuses, annual reports, quarterly reports, annual information forms, offering memoranda, proxy statements, material change reports, press releases, current reports, registration statements and other filings and any amendments thereto filed by or on behalf of the Corporation with the Exchange, the SEC or any applicable Canadian securities regulatory authority during the 12 months preceding the date hereof;

(n)	“Purchaser” means 3M Company;

(o)	“Regulation D” means Regulation D under the 1933 Act;

(p)	“Regulation S” means Regulation S under the 1933 Act;

(q)	“SEC” means the United States Securities and Exchange Commission;

(r)	“Shares” means common shares without par value in the capital of the Corporation;

(s)	“United States” means the United States as that term is defined in Regulation S;

(t)	“U.S. Accredited Investor Certificate” means the accredited investor certificate in the form attached as Schedule C hereto; and

(u)	“U.S. Person” means a U.S. person as that term is defined in Regulation S.

3.           Delivery and Payment at Closing.

Subject to the terms hereof, on the Closing Date, the parties agree that the following deliveries shall be made:

(a)	the Purchaser shall deliver to the Corporation:

	(i)	a completed and duly signed copy of the Acknowledgement and Consent Form;

	(ii)	a completed and duly signed copy of the Corporate Placee Registration Form;

	(iii)	a completed and duly signed copy of the U.S. Accredited Investor Certificate;

	(iv)	all other documentation as may be required by applicable securities laws or reasonably requested by the Corporation; and

	(v)	a certified cheque, bank draft or wire transfer, in Canadian currency, representing the aggregate purchase price for the Shares being acquired by the Purchaser; and

(b)	The Corporation shall deliver to the Purchaser a share certificate, registered in the name of the Purchaser, and representing the aggregate number of Shares acquired by the Purchaser hereunder.

The Purchaser acknowledges and agrees that any undertakings, questionnaires and other documents, when executed and delivered by the Purchaser and delivered to the Corporation, will form part of and will be incorporated into this Investment Agreement with the same effect as if each constituted a representation and warranty or covenant of the Purchaser hereunder in favour of the Corporation. The Purchaser consents to the filing of such undertakings, questionnaires and other documents and personal information as may be required to be filed with any stock exchange or securities regulatory authority in connection with the transactions contemplated hereby.

4.           Closing.

The transactions contemplated hereby will be completed at the Closing Time at the offices of Borden Ladner Gervais LLP in Vancouver, British Columbia or at such other location as may be agreed to by the parties.

5.           Representations and Warranties of the Corporation.

The Corporation represents and warrants to the Purchaser, as representations and warranties that are true as of the date hereof and will be true as of the Closing Date, that:

(a)

the Corporation has been duly incorporated and is validly existing and in good standing under the laws of the Province of British Columbia and has all requisite corporate power and capacity to enter into and carry out its obligations under this Investment Agreement;

(b)

on the Closing Date, the Corporation will have taken all corporate steps and proceedings necessary to approve the transactions contemplated hereby, including the execution and delivery of this Investment Agreement;

(c)

the authorized capital of the Corporation consists of an unlimited number of common shares without par value, of which a total of 98,667,443 such shares were issued and outstanding as of November 30, 2006;

(d)	the outstanding Shares are listed and posted for trading on the Exchange;

(e)

no order ceasing or suspending trading in the securities of the Corporation nor prohibiting the sale of such securities has been issued to the Corporation or its directors, or officers and, to the best of the knowledge of the Corporation, no investigations or proceedings for such purposes are pending or threatened;

(f)

the Corporation is a reporting issuer in good standing under the securities laws of the Province of British Columbia and no material change relating to the Corporation has occurred with respect to which the requisite material change report has not been filed under the applicable securities laws of the Province of British Columbia and no such disclosure has been made on a confidential basis;

(g)	at the Closing Time, the Shares issuable to the Purchaser hereunder will be duly and validly issued as fully-paid and non-assessable Shares;

(h)	the Public Record, as a whole, is in all material respects accurate and omits no facts, the omission of which makes the Public Record materially misleading or incorrect;

(i)

no actions, suits, inquiries or proceedings are pending or, to the knowledge of the Corporation, are contemplated or threatened to which the Corporation or its subsidiaries is a party or to which the property of the Corporation or its subsidiaries is subject that would result individually or in the aggregate in any material adverse change in the operations, business or condition (financial or otherwise) of the Corporation;

(j)

the Financial Statements present fairly, in all material respects, the financial position of the Corporation and its subsidiaries on a consolidated basis as at the dates set out therein and the results of their operations and the changes in their financial position for the periods then ended, in accordance with Canadian generally accepted accounting principles;

(k)

there has not been any material change in the assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of the Corporation or its subsidiaries, as set forth in the Financial Statements, and there has not been any material adverse change in the business, operations or condition (financial or otherwise) or results of the operations of the Corporation or its subsidiaries, since September 30, 2006;

(l)

the Corporation has taken or will take all steps as may be necessary for it to comply with the requirements of the applicable securities laws of the Province of British Columbia and the United States in connection with the transactions contemplated hereby and the Corporation is entitled to avail itself of the applicable prospectus and registration exemptions available under the applicable securities laws of the Province of British Columbia and the United States in respect of the offer and sale of the Shares to the Purchaser hereunder;

(m)

the Corporation has filed all material documents that it is required to file under the continuous disclosure provisions of applicable securities laws in the Province of British Columbia and under Section 13 of the Securities Exchange Act of 1934, as amended, of the United States, including annual and interim financial information and annual reports, press releases disclosing material changes, material change reports and current reports;

(n)	the Corporation is a Foreign Issuer with no “substantial U.S. market interest” (as defined in Regulation S) in the Corporation’s common shares;

(o)	the Corporation is not registered or required to be registered under the Investment Company Act of 1940, as amended, of the United States;

(p)

no form of “general solicitation” or “general advertising” as such terms are used in Rule 502(c) under the 1933 Act (including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising) was or is being used by the Corporation, any of its affiliates, or any person acting on any of their behalf in respect of or in connection with the offer and sale of the Shares hereunder;

(q)

the Corporation has not taken, and will not take, any action that would cause the exemption provided by Rule 506 of Regulation D to be unavailable for the issuance of the Shares to the Purchaser hereunder; and

(r)

except for the consent of the Exchange and the filings required under applicable securities laws, no consent of any person or the authorization, consent, approval, license, exemption of or filing or registration with any person, court or governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, is or will be necessary for the execution and delivery of this Investment Agreement by the Corporation or the consummation of the transactions contemplated hereby; and

(s)

no person, firm or corporation has or will have, as a result of any act or omission of the Corporation, any right, interest or valid claim against the Purchaser or the Corporation for any commission, fee or other compensation as a finder or broker in connection with the transactions contemplated by this Investment Agreement. The Corporation shall indemnify and hold the Purchaser harmless against any and all liability with respect to any such commission, fee or other compensation which may be payable, or determined to be payable in connection with the transaction contemplated by this Investment Agreement.

6.           Purchaser’s Representations and Warranties.

The Purchaser represents and warrants to the Corporation, as representations and warranties that are true as of the date hereof this offer and will be true as of the Closing Date, that:

(a)

the Purchaser has been duly incorporated and is validly existing and in good standing under the laws of Delaware and has all requisite corporate power and capacity to enter into and carry out its obligations under this Investment Agreement;

(b)

on the Closing Date, Purchaser will have taken all corporate steps and proceedings necessary to approve the transactions contemplated hereby, including the execution and delivery of this Investment Agreement;

(c)	the Purchaser is a resident of the United States and is a U.S. Person;

(d)

the Purchaser is an Accredited Investor (and will confirm that fact by delivering a completed U.S. Accredited Investor Certificate prior to the Closing Time) and it is acquiring the Shares for its own account and not on behalf of any other person;

(e)

except to the extent contemplated herein, the Purchaser is purchasing the Shares for investment only and not with a view to resale or distribution in violation of United States federal or state securities laws;

(f)	the Purchaser was not incorporated or created solely, nor is it being used primarily, to permit purchases without a prospectus under applicable law;

(g)

the offering and sale of the Shares to the Purchaser were not made through an advertisement of the Shares in printed media of general and regular paid circulation, radio or television or telecommunications, including electronic display or any other form of advertisement and, except for this Investment Agreement, the only documents, if any, delivered or otherwise furnished to the Purchaser in connection with such offering and sale were a term sheet and copies of documents from the Public Record, which documents the Purchaser acknowledges do not, individually or collectively, constitute an offering memorandum or similar document;

(h)

the Purchaser has had the opportunity to access and review the Corporation's Public Record on the System for Electronic Document Analysis and Retrieval at www.sedar.com and on the SEC’s EDGAR website at www.sec.gov; that it has been offered the opportunity to ask questions and receive answers from management concerning the Corporation, the Shares and the terms and conditions of this offering, and that any request for such information has been complied with to the Purchaser's satisfaction; and that it has had the opportunity to consult with its legal and tax advisors with regard thereto;

(i)

the Shares are not being purchased by the Purchaser as a result of any material information concerning the Corporation that has not been publicly disclosed and the Purchaser’s decision to tender this offer and acquire the Shares has not been made as a result of any oral or written representation as to fact or otherwise made by or on behalf of the Corporation or any other person;

(j)

the Purchaser has such knowledge and experience in financial and business affairs as to be capable of evaluating the merits and risks of the investment hereunder in the Shares and is able to bear the economic risk of loss of such investment;

(k)	(i)

to the best of the Purchaser’s knowledge, none of the subscription funds used for the purchase of the Shares (the “Subscription Funds”) (A) will represent proceeds of crime for the purposes of the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), (B) have been or will be derived from or related to any activity that is deemed criminal under the laws of Canada, the United States or any other jurisdiction, or (C) are being tendered on behalf of a person or entity who has not been identified to the Purchaser, and

(ii)

the Purchaser shall promptly notify the Corporation if the Purchaser discovers that any of the representations in paragraph (i) above ceases to be true, and to provide the Corporation with appropriate information in connection therewith;

(l)	no person has made to the Purchaser any written or oral representation:

	(i)	that any person will resell or repurchase any of the Shares;

	(ii)	that any person will refund the purchase price of any of the Shares; or

	(iii)	as to the future price or value of the Shares;

(m)	the Purchaser has been advised that:

	(i)	no securities commission or similar regulatory authority has received or passed on the merits of the Shares;

	(ii)	there is no government or other insurance covering the Shares;

	(iii)	there are risks associated with the purchase of the Shares;

(iv)

there are restrictions on the Purchaser’s ability to resell the Shares and it is the responsibility of the Purchaser to find out what those restrictions are and comply with them before selling any Shares; and

(v)

as a consequence of acquiring the Shares pursuant to exemptions from registration and prospectus requirements under applicable securities laws, certain protections, rights and remedies provided by those securities laws, including statutory rights of rescission or damages, will not be available to the Purchaser;

(n)

the Purchaser is aware that none of the Shares will be or have been registered under the 1933 Act or any applicable U.S. state securities laws and that the offer and sale of such securities hereunder will be made in reliance on the exemption from registration available to the Corporation for offers and sales to Accredited Investors under Rule 506 of Regulation D. The Purchaser acknowledges that the Corporation has no obligation or present intention of filing with the SEC or with any state securities administrator any registration statement in respect of resales of the Shares;

(o)

the Purchaser understands that there may be material tax consequences to the Purchaser of an acquisition, disposition or exercise of any of the Shares and the Corporation has given no opinion and made no representation with respect to the tax consequences to the Purchaser under United States, state, local or foreign tax law of the Purchaser’s acquisition or disposition of such Shares;

(p)

the Purchaser is not purchasing the Shares as a result of any form of “general solicitation” or “general advertising” as such terms are used in Rule 502(c) under the 1933 Act (including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising);

(q)

the Purchaser understands that the Shares purchased are “restricted securities” as such term is defined under Rule 144 of the 1933 Act, and may not be offered, sold, transferred, pledged, or hypothecated to any person in the absence of registration under the 1933 Act and applicable U.S. state securities laws or an opinion of counsel or other evidence, in either case, satisfactory to the Corporation, that registration is not required; and

(r)

no person, firm or corporation has or will have, as a result of any act or omission of the Purchaser, any right, interest or valid claim against the Corporation or the Purchaser for any commission, fee or other compensation as a finder or broker in connection with eh transaction contemplated by this Investment Agreement. The Purchaser shall indemnify and hold the Corporation harmless against any and all liability with respect to any such commission, fee or other compensation which may be payable, or determined to be payable in connection with the transaction contemplated by this Investment Agreement.

The Purchaser acknowledges and agrees that each of the foregoing representations and warranties are made by it with the intention that they may be relied upon in determining its eligibility to purchase Shares under relevant securities legislation. The Purchaser further agrees that by accepting delivery of the Shares on the Closing Date, it will be representing and warranting that the foregoing representations and warranties are true and correct as at the Closing Date with the same force and effect as if they had been made by the Purchaser at the Closing Time and that they will survive the purchase by the Purchaser of the Shares hereunder and will continue in full force and effect notwithstanding any subsequent disposition by the Purchaser of the Shares acquired hereunder.

7.           Covenants of the Corporation.

The Corporation covenants and agrees with the Purchaser as follows:

(a)	the Corporation will comply with all filing and other disclosure requirements under all applicable securities laws in respect of the transactions contemplated by this Investment Agreement;

(b)

the Corporation will use commercially reasonable efforts to obtain all approvals, waivers or consents from regulatory authorities or other third parties as may be required in order to permit the Corporation to complete the transactions contemplated hereby;

(c)	the Corporation will use commercially reasonable efforts to maintain the listing of the Shares on the Exchange for a period of 12 months after the Closing Date;

(d)

the Corporation will use commercially reasonable efforts to maintain its status as a reporting issuer under applicable securities legislation in the Province of British Columbia for a period of 12 months after the Closing Date;

(e)	the Corporation will, for a period beginning on the Closing Date and ending on the date which is the earlier of:

(i) 24 months after the Closing Date; and

(ii) the date on which the Purchaser ceases to hold any Shares,

permit a representative of the Purchaser to attend and observe any portion of a directors’ meeting dealing with the Corporation’s infectious disease business; provided, however, that the Corporation’s obligation to provide such access shall be conditional upon such representative signing and delivering to the Corporation a non-disclosure agreement in the form attached hereto as Schedule D and shall be further subject to the terms contained in such non-disclosure agreement; and

(f)	if, during the period beginning on the Closing Date and ending one year after the Closing Date, the Corporation proposes to issue Shares (a “Proposed Issuance”), the following rules shall apply:

(i)

subject to sub-paragraphs (iv) and (v) below, the Corporation shall provide the Purchaser with written notice of the Proposed Issuance. Such notice shall describe, to the extent possible at the date of the notice, the terms under which the Corporation proposes to issue such Shares;

(ii)

the Purchaser shall notify the Corporation of its desire to participate in the Proposed Issuance to the extent necessary to ensure that it maintains the same percentage ownership of outstanding Shares both immediately before and immediately after the completion of the Proposed Issuance (in each case on a fully-diluted basis). Such notification shall be provided by the Purchaser as quickly as possible and, in any event, within the time specified in the notice provided by the Corporation under sub-paragraph (i) above;

(iii)

if the Purchaser provides the notice specified in sub-paragraph (ii) above, the Corporation shall, subject to compliance with the registration and prospectus requirements of all applicable securities laws or the availability of applicable exemptions from such requirements and further subject to receipt by the Corporation of all necessary regulatory approvals, permit the Purchaser to participate in the Proposed Issuance as described in sub-paragraph (ii) above. If the Purchaser does not provide such notice by the deadline specified in the notice delivered by the Corporation under sub-paragraph (i) above, the Corporation shall be free to complete the Proposed Issuance without the participation of the Purchaser provided that the Proposed Issuance is completed within 90 days after the date on which the notice required by sub-paragraph (i) above was delivered by the Corporation;

(iv)

in any case where this Section 7(f) requires the Corporation to provide notice of a Proposed Issuance to the Purchaser, the Corporation shall provide as much advanced notice of such Proposed Issuance as may be commercially reasonable in the circumstances. In the event such notice is provided less than twenty (20) days prior to completion of a Proposed Issuance, the Corporation shall be free to complete the Proposed Issuance on the date scheduled for its completion, provided that the Corporation provides the Purchaser with no less than twenty (20) days from the date of such written notice within which to determine whether it wishes to participate in such Proposed Issuance as described in sub-paragraph (ii) above. If the Purchaser notifies the Corporation of its desire to participate in the Proposed Issuance within such 20 day period but after completion of the Proposed Issuance, the Corporation shall, subject to receipt of any necessary regulatory approvals, permit the Purchaser to subsequently purchase Shares, on the same financial terms and conditions as such Shares were issued in the Proposed Issuance, as are necessary to ensure that Purchaser maintains the same percentage ownership of outstanding Shares both immediately before and immediately after the completion of the Proposed Issuance (in each case on a fully-diluted basis).

(v)

this Section 7(f) shall not apply to any Shares issued in connection with: (A) the exercise of any options or other securities outstanding from time to time under the Corporation’s stock option or other incentive plans; (B) the exercise of any other convertible securities of the Corporation outstanding as of the Closing Date; (C) the acquisition of assets or securities by the Corporation; or (D) any amalgamation, arrangement, merger or other business combination transaction entered into by the Corporation.

For greater certainty, the parties acknowledge that nothing in this Section 7(f) shall be interpreted so as to require the Corporation to file a registration statement, prospectus or similar document under any applicable securities laws in order to permit the Purchaser to participate in any Proposed Issuance.

8.           Covenants of the Purchaser.

The Purchaser covenants and agrees with the Corporation as follows:

(a)

the Purchaser will comply with all filing and other disclosure requirements applicable to it under all applicable securities laws applicable to it in respect of the transactions contemplated by this Investment Agreement;

(b)

the Purchaser will cooperate with the Corporation’s efforts to obtain all approvals, waivers or consents from regulatory authorities or other third parties as may be required in order to permit the completion of the transactions contemplated hereby; and

(c)

in addition to any trading restrictions applicable to the Shares issued hereunder which may be imposed by applicable securities laws or the rules and policies of the Exchange, the Purchaser agrees that it will not, without the prior written consent of the Corporation:

	(i)	sell or otherwise dispose of, directly or indirectly, any Shares acquired hereunder prior to the first anniversary of the Closing Date; and

(ii)

sell or otherwise dispose of, directly or indirectly, more than 500,000 Shares acquired hereunder during any calendar month in the period between the first anniversary of the Closing Date and the second anniversary of the Closing Date.

9.           Conditions for the Benefit of the Purchaser.

The obligations of the Purchaser to complete the purchase of Shares as contemplated hereby shall be conditional upon the fulfilment at or before the Closing Time, for the exclusive benefit of the Purchaser, of each of the following conditions:

(a)

the representations and warranties of the Corporation will be true and correct in all material respects (except those representations and warranties qualified by materiality or “material adverse effect,” which shall be true and correct in all respects) as at the Closing Date with the same force and effect as if such representations and warranties had been made at and as of the Closing Date;

(b)

the Corporation will have, in all material respects, performed and complied with all covenants and agreements contained in this Investment Agreement to be performed or complied with, or caused to be performed or complied with, by the Corporation at or prior to the Closing Time; and

(c)

the Corporation shall have received all approvals, waivers or consents from regulatory authorities or other third parties as may be required in order to permit the Corporation to complete the transactions contemplated hereby;

(d)

no regulatory authority or court of competent jurisdiction shall have issued an order have the effect of cease-trading the securities of the Corporation or otherwise preventing the Corporation from completing the transactions contemplated hereby; and

(e)

all necessary corporate action will have been taken by the Corporation to authorize the execution and delivery of this Investment Agreement, and to consummate the transactions contemplated by this Investment Agreement.

10.           Conditions for the Benefit of the Corporation.

The obligations of the Corporation to complete the sale of Shares as contemplated hereby shall be conditional upon the fulfilment at or before the Closing Time, for the exclusive benefit of the Corporation, of each of the following conditions:

(a)

the representations and warranties of the Purchaser will be true and correct in all material respects (except those representations and warranties qualified by materiality or “material adverse effect,” which shall be true and correct in all respects) as at the Closing Date with the same force and effect as if such representations and warranties had been made at and as of the Closing Date;

(b)

the Purchaser will have, in all material respects, performed and complied with all covenants and agreements contained in this Investment Agreement to be performed or complied with, or caused to be performed or complied with, by the Purchaser at or prior to the Closing Time;

(c)

the Corporation shall have received all approvals, waivers or consents from regulatory authorities or other third parties as may be required in order to permit the Corporation to complete the transactions contemplated hereby;

(d)

no regulatory authority or court of competent jurisdiction shall have issued an order have the effect of cease-trading the securities of the Corporation or otherwise preventing the Corporation from completing the transactions contemplated hereby; and

(e)

all necessary corporate action, if any, will have been taken by the Purchaser to authorize the execution and delivery of this Investment Agreement and to consummate the transactions contemplated by this Investment Agreement.

11.           Purchaser’s Acknowledgements.

The Purchaser acknowledges and agrees that as the sale of the Shares hereunder will not be qualified by a prospectus, and such sale is subject to the condition that the Purchaser sign and return to the Corporation all relevant documentation required by applicable securities laws and the rules, regulations and policies of the Exchange. The Purchaser acknowledges and agrees that the Corporation may be required to provide to applicable securities regulatory authorities or the Exchange the identities of all persons, if any, having a greater than a 10% beneficial interest in the Purchaser.

In addition, to ensure compliance with applicable securities laws, the Purchaser acknowledges that the certificate representing the Shares shall bear the following legends:

“UNLESS PERMITTED UNDER CANADIAN SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE [INSERT THE DATE THAT IS FOUR MONTHS AND ONE DAY AFTER THE CLOSING DATE].”

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE ISSUER THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY: (A) TO THE ISSUER, (B) OUTSIDE THE UNITED STATES IN AN OFFSHORE TRANSACTION IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT, AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS, OR (C) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE UNITED STATES FEDERAL OR STATE SECURITIES LAWS, AFTER PROVIDING AN OPINION OF COUNSEL OF RECOGNIZED STANDING REASONABLY SATISFACTORY TO THE ISSUER TO THAT EFFECT. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE ‘GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS OF STOCK EXCHANGES IN CANADA.”

“WITHOUT PRIOR WRITTEN APPROVAL OF THE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR

THROUGH THE FACILITIES OF THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL [INSERT DATE].”

provided, however, that such legend may be removed if the Shares are being sold in compliance with Rule 904 of Regulation S at a time when the Purchaser is not an “affiliate” (as defined under the 1933 Act) of the Corporation and the Corporation is a Foreign Issuer, by providing a declaration to the Corporation’s registrar and transfer agent, as set forth in Schedule E hereto (or such other evidence of the availability of an exemption as the Corporation or its registrar and transfer agent may prescribe from time to time). The Purchaser understands and acknowledges that the Corporation: (i) is not obligated to be or remain a Foreign Issuer; and (ii) may engage in one or more transactions that could cause the Corporation not to be a Foreign Issuer.

12.           Resale Restrictions.

The Purchaser understands and acknowledges that the Shares acquired hereunder will be subject to certain resale restrictions under applicable securities laws and the Purchaser agrees to comply with such restrictions. The Purchaser also acknowledges that it has been advised to consult its own legal advisors with respect to applicable resale restrictions and that it is solely responsible (and the Corporation is not in any manner responsible) for complying with such restrictions. Without limiting the foregoing, in particular, the Purchaser acknowledges that it has been independently advised as to, or is aware of, the restrictions with respect to trading in, and the restricted period or statutory hold period applicable to, the Shares imposed by the securities laws of the jurisdiction in which the Purchaser resides or to which the Purchaser is subject and by the rules, regulations and policies of the Exchange and that the Purchaser is hereby advised that during such period such securities cannot be traded through the facilities of the Exchange as such securities are not freely transferable and consequently delivery of the certificate representing such securities will not constitute “good delivery” in settlement of transactions on either Exchange and that the Exchange will deem the Purchaser to be responsible for any loss incurred on a sale made by the Purchaser in such securities.

13.           Indemnity by Corporation.

The Corporation agrees to indemnify and hold harmless the Purchaser from and against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all fees, costs and expenses whatsoever reasonably incurred in investigating, preparing or defending against any claim, law suit, administrative proceeding or investigation whether commenced or threatened) arising out of or based upon any representation or warranty of the Corporation contained herein being untrue in any material respect or any breach or failure by the Corporation to comply with any covenant or agreement made by the Corporation herein.

14.           Indemnity by Purchaser.

The Purchaser agrees to indemnify and hold harmless the Corporation and its directors, officers, employees, agents, advisers and shareholders from and against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all fees, costs and expenses whatsoever reasonably incurred in investigating, preparing or defending against any claim, law suit, administrative proceeding or investigation whether commenced or threatened) arising out of or based upon any representation or warranty of the Purchaser contained herein being untrue in any material respect or any breach or failure by the Purchaser to comply with any covenant or agreement made by the Purchaser herein.

15.           Collection of Personal Information.

The Purchaser acknowledges and consents to the fact that the Corporation is collecting the Purchaser’s personal information (as that term is defined under applicable privacy legislation, including, without limitation, the Personal Information Protection and Electronic Documents Act (Canada) and any other applicable similar, replacement or supplemental provincial, federal or state legislation or laws in effect in Canada or the United States from time to time), for the purposes of completing the transactions contemplated hereby. The Purchaser further acknowledges and consents to the fact that the Corporation may be required by law to provide securities regulatory authorities or other regulatory agencies pursuant to the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) with any such personal information. The Purchaser hereby acknowledges and consents to the Corporation retaining such personal information for as long as permitted or required by law or business practices. The Purchaser further acknowledges and consents to the fact that the Corporation may be required by applicable securities laws, the rules, regulations and policies of any stock exchange, securities regulatory authority or other regulatory body to provide regulatory authorities with any personal information provided by the Purchaser in this Investment Agreement. In addition to the foregoing, the Purchaser agrees and acknowledges that the Corporation may use and disclose the Purchaser’s personal information as follows:

(a)	for internal use with respect to managing the relationships between, and contractual obligations of, the Corporation and the Purchaser;

(b)	for use and disclosure for income tax related purposes, including without limitation, where required by law, disclosure to the Canada Revenue Agency or Internal Revenue Service;

(c)	disclosure to securities regulatory authorities and other regulatory bodies with jurisdiction with respect to reports of trades and similar regulatory filings;

(d)

disclosure to a governmental or other authority to which the disclosure is required by court order or subpoena compelling such disclosure and where there is no reasonable alternative to such disclosure;

(e)	disclosure to professional advisers of the Corporation in connection with the performance of their professional services;

(f)	disclosure to any person where such disclosure is necessary for legitimate business reasons;

(g)	disclosure to a court determining the rights of the parties under this Investment Agreement; and

(h)	for use and disclosure as otherwise required by law.

16.           Expenses.

Each party shall be responsible for paying all fees and expenses incurred by such party in connection with the transactions contemplated hereby.

17.           Modification.

Neither this Investment Agreement nor any provision hereof shall be modified, changed, discharged or terminated except by an instrument in writing signed by the party against whom any waiver, change, discharge or termination is sought.

18.           Assignment.

The terms and provisions of this Investment Agreement shall be binding upon and enure to the benefit of the Purchaser, the Corporation and their respective successors and assigns. However, this Investment Agreement shall not be assignable by either party without the prior written consent of the other party.

19.           Miscellaneous.

All representations, warranties, agreements and covenants made or deemed to be made by the Purchaser herein will survive the execution and delivery of this Investment Agreement and the Closing. This Investment Agreement may be executed in any number of counterparts, each of which when delivered, either in original or facsimile form, shall be deemed to be an original and all of which together shall constitute one and the same document.

20.           Governing Law.

This Investment Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein. The Purchaser hereby irrevocably attorns to the exclusive jurisdiction of the courts of the Province of British Columbia with respect to any matters arising out of this Investment Agreement.

21.           Entire Agreement and Headings.

This Investment Agreement (including the schedules hereto) contains the entire agreement of the parties relating to the subject matter hereof and there are no representations, covenants or other agreements relating to the subject matter hereof except as stated or referred to herein. The headings contained herein are for convenience only and shall not affect the meanings or interpretation hereof.

22.           Currency.

In this Investment Agreement, “$” means United States dollars.

23.           Time of Essence.

Time shall be of the essence of this Investment Agreement.

IN WITNESS WHEREOF the undersigned has executed this Investment Agreement on the date first above written.

3M COMPANY

By:	/s/ Chuck Kummeth
Authorized Signatory

RESPONSE BIOMEDICAL CORP.

By:	/s/ Bill Radvak
Authorized Signatory

SCHEDULE A

ACKNOWLEDGEMENT AND CONSENT – PERSONAL INFORMATION

“Personal Information” means any information about an identifiable individual, and includes information provided by the Purchaser in accordance with the terms of this Agreement. The undersigned Purchaser provides its written consent to:

(a)

the disclosure and delivery of Personal Information by the Issuer to the Exchange (as set out below), to the Ontario Securities Commission and any other securities regulatory authorities in Canada, the Issuer’s registrar and transfer agent, legal counsel and other relevant parties as determined by the Corporation;

(b)	the collection, use and disclosure of Personal Information by the Exchange (see footnote (1)); and

(c)	the collection, use and disclosure of Personal Information by the Ontario Securities Commission and any other Canadian securities regulatory authorities (see footnote (2)).

Dated “December 7” , 2006

X
Signature of individual (if Purchaser is an individual)

X /s/ Chuck Kummeth
Authorized signatory (if Purchaser is not an individual)

“3M Company”
Name of Purchaser (please print)

“Chuck Kummeth”
Name of authorized signatory (please print)

“Div. Vice Pres”
Official capacity of authorized signatory (please print)

1.

TSX Venture Exchange Inc. and its affiliates, authorized agents, subsidiaries and divisions, including the Toronto Stock Exchange and the TSX Venture Exchange (collectively referred to as “the Exchange”) collect Personal Information in certain Forms that are submitted by the individual and/or by an Issuer or Applicant and use it for the following purposes:

	(a)	to conduct background checks;

	(b)	to verify the Personal Information that has been provided about each individual;

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(c)	to consider the suitability of the individual to act as an officer, director, insider, promoter, investor relations provider or, as applicable, an employee or consultant, of the Issuer or Applicant;

(d)	to consider the eligibility of the Issuer or Applicant to list on the Exchange;

(e)	to provide disclosure to market participants as to the security holdings of directors, officers, other insiders and promoters of the Issuer, or its associates or affiliates;

(f)	to conduct enforcement proceedings; and

(g)

to perform other investigations as required by and to ensure compliance with all applicable rules, policies, rulings and regulations of the Exchange, securities legislation and other legal and regulatory requirements governing the conduct and protection of the public markets in Canada.

As part of this process, the Exchange also collects additional Personal Information from other sources, including but not limited to, securities regulatory authorities in Canada or elsewhere, investigative, law enforcement or self-regulatory organizations, regulations services providers and each of their subsidiaries, affiliates, regulators and authorized agents, to ensure that the purposes set out above can be accomplished.

The Personal Information the Exchange collects may also be disclosed:

(a)	to the agencies and organizations in the preceding paragraph, or as otherwise permitted or required by law, and they may use it in their own investigations for the purposes described above; and

(b)	on the Exchange’s website or through printed materials published by or pursuant to the directions of the Exchange.

The Exchange may from time to time use third parties to process information and/or provide other administrative services. In this regard, the Exchange may share the information with such third party service providers.

2.

The Ontario Securities Commission and other Canadian securities regulatory authorities indirectly collect the Personal Information under the authority granted to them by securities legislation. The Personal Information is being collected for the purposes of the administration and enforcement of the securities legislation of the jurisdiction of the Ontario Securities Commission and such other commissions. For questions about the collection of Personal Information by the Ontario Securities Commission, please contact the Administrative Assistant to the Director of Corporate Finance, Suite 1903, Box 5520 Queen Street West, Toronto, Ontario, M5H 3S8, (416) 593-8086.

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SCHEDULE B

FORM 4C

CORPORATE PLACEE REGISTRATION FORM

Where subscribers to a Private Placement are not individuals, the following information about the placee must be provided. This Form will remain on file with the Exchange. The corporation, trust, portfolio manager or other entity (the “Placee”) need only file it on one time basis, and it will be referenced for all subsequent Private Placements in which it participates. If any of the information provided in this Form changes, the Placee must notify the Exchange prior to participating in further placements with Exchange listed companies. If as a result of the Private Placement, the Placee becomes an Insider of the Issuer, Insiders of the Placee are reminded that they must file a Personal Information Form (2A) or, if applicable, Declarations, with the Exchange.

1.	Placee Information:

	(a)	Name: “3M Company”

	(b)	Complete Address: “3M Center, St. Paul, MN 55144-1000”

	(c)	Jurisdiction of Incorporation or Creation: “Delaware”

2.	(a)	Is the Placee purchasing securities as a portfolio manager (Yes/No)? “No”

	(b)	Is the Placee carrying on business as a portfolio manager outside of Canada (Yes/No)?
“No”

3.	If the answer to 2(b) above was “Yes”, the undersigned certifies that:

(a)

It is purchasing securities of an Issuer on behalf of managed accounts for which it is making the investment decision to purchase the securities and has full discretion to purchase or sell securities for such accounts without requiring the client’s express consent to a transaction;

(b)

it carries on the business of managing the investment portfolios of clients through discretionary authority granted by those clients (a “portfolio manager” business) in _____________________ [jurisdiction], and it is permitted by law to carry on a portfolio manager business in that jurisdiction;

	(c)	it was not created solely or primarily for the purpose of purchasing securities of the Issuer;

	(d)	the total asset value of the investment portfolios it manages on behalf of clients is not less than $20,000,000; and

(e)

it has no reasonable grounds to believe, that any of the directors, senior officers and other insiders of the Issuer, and the persons that carry on investor relations activities for the Issuer has a beneficial interest in any of the managed accounts for which it is purchasing

4.	If the answer to 2(a). above was “No”, please provide the names and addresses of control persons of the Placee:

Name	City	Province or State	Country

The undersigned acknowledges that it is bound by the provisions of applicable Securities Law, including provisions concerning the filing of insider reports and reports of acquisitions (See for example, sections 87 and 111 of the Securities Act (British Columbia) and sections 176 and 182 of the Securities Act (Alberta).

Acknowledgement - Personal Information

“Personal Information” means any information about an identifiable individual, and includes information contained in sections 1, 2 and 4, as applicable, of this Form.

The undersigned hereby acknowledges and agrees that it has obtained the express written consent of each individual to:

(a)	the disclosure of Personal Information by the undersigned to the Exchange (as defined in Appendix 6B) pursuant to this Form; and

(b)	the collection, use and disclosure of Personal Information by the Exchange for the purposes described in Appendix 6B or as otherwise identified by the Exchange, from time to time.

Dated at “Minneapolis, MN”                              on “December 7”                             , 2006.

“3M Company”
(Name of Purchaser - please print)

/s/ Chuck Kummeth
(Authorized Signature)

“Div. Vice Pres.”
(Official Capacity - please print)

“Chuck Kummeth”
(please print name of individual whose signature
appears above)

THIS IS NOT A PUBLIC DOCUMENT

SCHEDULE C

U.S. ACCREDITED INVESTOR CERTIFICATE

In connection with the purchase of Shares of the Corporation by the undersigned, as an integral part of the attached investment agreement, the undersigned hereby represents and warrants to the Corporation that the undersigned satisfies one or more of the following categories of “accredited investor” with the meaning of Rule 501(a) of Regulation D under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”) (please check each line that applies):

____	(1)

Any bank as defined in Section 3(a)(2) of the U.S. Securities Act or any savings and loan association or other institution as defined in Section 3(a)(5)(A) of the U.S. Securities Act whether acting in its individual or fiduciary capacity; any broker or dealer registered pursuant to Section 15 of the U.S. Securities Exchange Act of 1934 or any insurance company as defined in Section 2(13) of the U.S. Securities Act; any investment company registered under the U.S. Investment Corporation Act of 1940 or a business development company as defined in Section 2(a)(48) of that Act; any Small Business Investment Corporation licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the U.S. Small Business Investment Act of 1958; any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees if such plan has total assets in excess of US$5,000,000; any employee benefit plan within the meaning of the U.S. Employee Retirement Income Security Act of 1974 if the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of US$5,000,000, or, if a self- directed plan, with investment decisions made solely by persons that are “accredited investors” (as such term is defined in Rule 501 of Regulation D of the U.S. Securities Act);

____	(2)	Any private business development company as defined in Section 202(a)(22) of the U.S. Investment Advisers Act of 1940;

“x”	(3)

Any organization described in Section 501(c)(3) of the U.S. Internal Revenue Code, corporation, Massachusetts or similar business trust, or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of US$5,000,000; or

____	(4)

Any trust with total assets in excess of US$5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) under the U.S. Securities Act (being described as a person who has such knowledge and experience in financial and business matters that he or she is capable of evaluating the merits and risks of the prospective investment).

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DATED “December 7” , 2006

/s/ Chuck Kummeth
Signature of Purchaser

“3M Company”
Name of Purchaser
“3M Center”

“St. Paul MN 55144-1000”
Address of Purchaser

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SCHEDULE D

FORM OF NON-DISCLOSURE AGREEMENT

This Agreement made as of the ____ day of ______________________________,

BETWEEN:

RESPONSE BIOMEDICAL CORP., of 100 – 8900 Glenlyon Parkway, Burnaby, British Columbia

(the “Corporation”)

AND:

•, of •

(the “Observer”)

WITNESSES THAT WHEREAS:

A.

The Corporation proposes to grant the Observer the right to observe certain portions of meetings of the board of directors of the Corporation (the “Board”) dealing with the Corporation’s infectious disease business for a period ending on the date (the “Termination Date”) which is the earlier of:

	(a)	December •, 2008; and

	(b)	the date on which 3M Company no longer owns any of the Corporation’s common shares.

B.

As a result of such access to Board meetings, the Observer may come into possession of material information about the Corporation or its business which is not otherwise known by, or available to, the public.

C.	As a condition of providing such access, the Corporation requires that the Observer enter into this Non-Disclosure Agreement.

NOW THEREFORE, in consideration of the mutual covenants and agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by each party, the parties agree as follows:

1.

The Observer agrees that all knowledge and information not already in the public domain or known to the Observer independently of the Corporation which the Observer may acquire from the Corporation or through attendance at a meeting of the Board or through a visit to the Corporation’s premises respecting the business, work, inventions, designs, methods, improvements, trade secrets, know-how and all other confidential or proprietary matters of the Corporation (hereinafter referred to as the “Confidential Information”) shall for all purposes be regarded by the Observer as strictly confidential.

D-1

2.	For a period beginning on the date hereof and ending three years after the Termination Date, the Observer agrees:

	(a)	not to reveal, or induce or permit others to reveal, any of the Confidential Information to anyone else;

	(b)	not to use the Confidential Information in any manner that would be detrimental to the Corporation or its shareholders; and

	(c)	to comply with all applicable securities and other laws with respect to the Confidential Information.

3.	The Observer further agrees that all his rights as an observer will terminate on the Termination Date.

4.	Nothing contained in this Agreement shall prevent the Observer or 3M Company from using or disclosing any portion of the Confidential Information which:

	(a)	was in the possession of 3M Company and/or the Observer prior to its receipt thereof from the Corporation;

	(b)	was or does come into the public domain other than as a result of a breach of this Agreement;

	(c)	is disclosed with the permission of the Corporation;

	(d)	is received in good faith by 3M Company or the Observer from a third party and is not subject to an obligation of confidentiality owed to the third party; or

	(e)	is independently developed by 3M Company and/or Observer without reference to Confidential Information received hereunder.

5.

The Observer acknowledges and agrees that the Corporation may exclude him from all or any portion of meetings or communications of the Board or from access to certain materials or information provided to the Board if the Corporation determines it is necessary to comply with an obligation to a third party or is otherwise in the best interests of the Corporation.

6.

The Observer acknowledges that by accepting and receiving the Confidential Information he may be considered to be in a special relationship with the Corporation (as defined in the Securities Act (British Columbia)). The Observer further acknowledges and agrees that neither the execution of this Agreement by him, nor his compliance with the terms and conditions of this Agreement will relieve the Observer from any statutory liability or obligation which may arise as a result of his receipt or use of the Confidential Information nor will it stop the Corporation from asserting any such statutory liability or obligation against the Observer.

7.	This Agreement shall be governed by, and construed in accordance with, the laws of the Province of British Columbia.

IN WITNESS WHEREOF the parties have executed this Agreement as of the date set forth above.

RESPONSE BIOMEDICAL CORP.

By:
	Authorized Signatory	•[Name of Observer]

SCHEDULE E

FORM OF DECLARATION FOR REMOVAL OF LEGEND

TO:	Computershare Investor Services Inc., as the registrar and transfer agent for the common shares of Response Biomedical Corp. (the “Corporation”)

The undersigned:

(1)

acknowledges that the sale of the securities of the Corporation to which this declaration relates is being made in reliance on Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the “Securities Act”), and

(2)	certifies that:

	(a)	the undersigned is not an “affiliate” of the Corporation (as that term is defined in Rule 405 under the Securities Act);

(b)

the offer of such securities was not made to a person in the United States and either (i) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believed that the buyer was outside the United States, or (ii) the transaction was executed on or through the facilities of the TSX Venture Exchange, and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States;

(c)

neither the seller nor any affiliate of the seller nor any person acting on any of their behalf has engaged or will engage in any “directed selling efforts” (as that term is defined in Regulation S under the Securities Act) in the United States in connection with the offer and sale of such securities;

(d)

the sale is bona fide and not for the purpose of “washing off” the resale restrictions imposed because the securities are "restricted securities" (as that term is defined in Rule 144(a)(3) under the Securities Act);

	(e)	the seller does not intend to replace such securities sold in reliance on Rule 904 of Regulation S with fungible unrestricted securities; and

(f)

the contemplated sale is not a transaction, or part of a series of transactions, which, although in technical compliance with Regulation S under the Securities Act, is part of a plan or scheme to evade the registration requirements of the Securities Act.

          Terms used herein have the meaning set forth in Regulation S under the Securities Act, unless otherwise defined herein.

Dated: ___________________________

By:       ____________________________________

Name:  ____________________________________

Title:    ____________________________________

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Affirmation by Seller’s Broker-Dealer

(To be provided in the event of a resale through the TSX Venture Exchange)

We have read the foregoing representations of our customer, _____________________________ (the “Seller”), dated _______________________, with regard to our sale, for such Seller’s account, of the _________________ common shares, represented by certificate number ______________ (the “Securities”), of the Corporation described therein, and on behalf of ourselves we certify and affirm that: (A) we have no knowledge that the transaction had been prearranged with a buyer in the United States; (B) the transaction was executed on or through the facilities of the TSX Venture Exchange; and (C) neither we, nor any of our affiliates or any person acting on any of our behalf, engaged in any directed selling efforts in connection with the offer and sale of such Securities. Terms used herein have the meanings given to them by Regulation S.

______________________________________________________
Name of Firm

By:  __________________________________________________
        Authorized officer

Date: _________________________________________________